SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities and Exchange Act of l934
(Amendment #9)

HYPERION 2002 TERM TRUST, INC.
(HTB)
(Name of Issuer)

448915108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 1999
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.

ITEM 1	Security and Issuer
	Common Stock
	Hyperion 2002 Term Trust, Inc.
	Hyperion Capital Management, Inc.
	1 Liberty Plaza
	165 Broadway
	36th floor
	New York, New York 10006
ITEM 2	Identity and Background
	a)	Karpus Management, Inc, d/b/a/ Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director, and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
	b)	14 Tobey Village Office Park
		Pittsford, New York 14534
	c) 	Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations, endowments
		trust and others, specializing in conservative asset management (i.e. fixed
		income).
	d)	None of George W. Karpus, JoAnn VanDeGriff, or Sophie Karpus
		(the "Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
	e)	During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgement, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
	f)	Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Condiderations
	KIM, an independent investment advisor, has accumulated shares of HTB
	on behalf of accounts that are managed by KIM ('the Accounts") under
	limited powers of attorney.  All funds that have been utilized in making
	such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
	KIM has purchased Shares for investment purposes.  Being primarily
	a fixed income manager, with a specialty focus in the closed end fund
	sector, the profile of HTB fit the investment guidelines for various
	Accounts.  Shares have been acquired since September 19, 1993.
ITEM 5 	Interest in Securities of the Issuer
	a) 	As of the date of this Report, KIM owns 2,721,335 shares, which
	represents 8.94% of the outstanding shares. George W. Karpus (President
	of KIM) presently owns 4,000 shares (purchases of 6/1/95 600 shs.@
	7.25, 6/9/95 900 shares @ 7.375, 12/22/95 1,500 shares @ 7.125,
	7/3/96 1,000 shares @ 6.875). Sophie Karpus (Director) purchased
	1,000 shares 11/7/94 @ 6.375. JoAnn VanDeGriff (Vice-President and
	Director) purchased 12/19/96 200 shares @ 7.125 and 900 shares
	12/20/96 @ 7.125. Karpus Investment Management Profit Sharing
	Plan Fund-B purchased 10/26/93 1,200 shares @ 7.75, 3/24/95 750 shares
	@6.875 and 3/27/95 250 shares @ 6.875.
	b)	KIM has the sole power to dispose of and to vote all such Shares
	under limited powers of attorney.
	c)	The first open market purchase occurred on February 8, 1995 as
	previously reported.  There have been no dispositions and no acquisitions,
	other than by such open market purchases, during such period unless
	indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/1/99
-700
8.375

7/2/99
-19700
8.375
6/2/99
9800
8.375

7/7/99
-950
8.375
6/3/99
34700
8.375

7/13/99
-600
8.3125
6/3/99
-34500
8.375

7/21/99
-500
8.3125
6/8/99
3800
8.375

7/27/99
2500
8.3125
6/11/99
1350
8.3125

7/28/99
1800
8.3125
6/14/99
1500
8.375

7/29/99
1750
8.3125
6/17/99
-2100
8.375




6/18/99
-4500
8.375




6/21/99
-400
8.375




6/22/99
8300
8.375




6/23/99
3200
8.375




6/25/99
-4250
8.375




6/29/99
2000
8.375




6/29/99
-1000
8.3125




6/29/99
-425
8.375




6/30/99
-10050
8.375



























































































































 The Accounts have the right to receive all dividends from. any proceeds
	for the sale of the Shares.  KIM reserves the right to further accumulate
	or sell shares.  None of the Accounts has an interest in shares constituting
	more than 5% of the Share outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
	to Securities of the Issuer.  Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of HTB securities.
ITEM 7	Materials to be filed as Exhibits
	Not applicable.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete, and correct.
 Karpus Management, Inc.

August 5, 1999				                  By: _____________________
        Date							              Signature
 George W. Karpus, President
	Name / Title